HEALTHWAYS, INC.
701 Cool Springs Boulevard
Franklin, TN 37067

Confidential Treatment of Portions of this Letter Has Been Requested by Healthways, Inc.
Pursuant to 17 C.F.R. Section 200.83.  Asterisks denote such portions.

June 2, 2014
VIA EDGAR AND EMAIL

United States Securities and Exchange Commission
Division of Corporation Finance
AD Office 9—Beverages, Apparel and Mining
100 F Street, NE
Washington, D.C. 20549
Attn:  John Reynolds, Assistant Director

Re:	Healthways, Inc. Definitive Additional Materials Filed March 13, 2014 File No. 000-19364
Dear Mr. Reynolds:
On behalf of Healthways, Inc. (the "Company"), please find below the response to the comment issued by the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the Staff's letter, dated May 14, 2014 (the "Comment Letter"), concerning the Company's Definitive Additional Materials filed on May 13, 2014 (the "Definitive Additional Materials").
For your convenience, we have included the text of the Staff's comment preceding the Company's response. Set forth below is the Company's response to the comment presented in the Comment Letter.
General
1.	We note your statement on page 2 of the letter to stockholders that you "expect that each $100 million of incremental revenue booked for the next 4 to 5 years will yield 100 to 200 basis points of EBITDA margin expansion." We also note your disclosure of 3-5 year "objectives" for key statistics, including revenue and EBITDA. Please advise us of the bases for such statements and provide a reconciliation for non-GAAP financial measures. It is unclear what significant assumptions and qualifications management relies on for arriving at the disclosed financial information. It is also unclear what net income figures are expected and whether they are important to an understanding of the figures you provide. Please consider disclosing these bases, assumptions and other information for similar statements in future filings.

Securities and Exchange Commission
June 2, 2014

Response:
EBITDA Margin Expansion
With respect to the Company's statement regarding its projected EBITDA margin expansion, the Company hereby provides to the Staff, on a supplemental basis, the following discussion of the bases from which the Company has derived such statement.
The following table sets forth the Company's (i) actual revenue for the fiscal year ended December 31, 2013 and projected revenue for the fiscal years ending December 31, 2017 and 2018 and (ii) actual EBITDA for the fiscal year ended December 31, 2013 and the range of projected EBITDA and EBITDA margin for the fiscal years ending December 31, 2017 and 2018 (expressed in millions, except percentages), as developed by the Company's management and reviewed and approved by the Company's board of directors (the "Board") as part of its annual budget and long-range forecast planning process:
	FY 2013 (Actual)	FY 2017 (Forecasted)	FY 2018 (Forecasted)
Revenue.................................................................................	$663	*	*

EBITDA.................................................................................	$54	*	*
EBITDA Margin..................................................................	8.2%	*	*

The following table presents the range of cumulative and average annual increases in revenue and the resulting range of projected EBITDA margin for the four-year period ended December 31, 2017 and the five-year period ended December 31, 2018 (expressed in millions or basis points, as indicated), as derived from the table above:
	Four-Year Period Ending December 31, 2017 (Forecasted)	Five-Year Period Ending December 31, 2018 (Forecasted)
Cumulative Increase in Revenue....................................................................................................................	*	*
Average Annual Increase in Revenue......................................................................	*	*

Cumulative Increase in EBITDA Margin..................................................................	*	*
Average Annual Increase in EBITDA Margin.........................................................	*	*
Average Annual Increase in EBITDA Margin per $100 of Incremental Revenue...............................................................................	134 bps - 172 bps	118 bps - 157 bps

The difference between the high and low ends of the range of projected EBITDA used by the Company is the amount of annual and long-term incentive compensation expenses included in these amounts.  The design of incentive compensation programs, the establishment of annual performance goals, and the payment of incentive compensation are within the discretion of the Board and its Compensation Committee and are determined by them on an annual basis. As the table above illustrates, these forecasts project average margin growth per each gain of $100 million in revenue of between 157 and 172 basis points on the high end of the range of projected EBITDA margin and between 118 and 134 basis points in the low end of the range of projected EBITDA margin. Recognizing that these figures are projections and could be affected by numerous factors, many of which are beyond the Company's control, the Company disclosed

Securities and Exchange Commission
June 2, 2014

this information in the Definitive Additional Materials in round numbers (i.e., 100 and 200 basis points).
Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures
In response to the Staff's comment regarding non-GAAP financial measures, the Company hereby provides to the Staff, on a supplemental basis, the following reconciliation of the Company's high and low end of the range of projected EBITDA to their most comparable GAAP financial measure, which is net income (expressed in millions):

	FY 2017 (Forecasted)		FY 2018 (Forecasted)
EBITDA (High End of Range)	$	*	$	*
Depreciation and Amortization Expense		*		*
Net Interest Expense		*		*
Income Tax Expense		*		*
Net Income	$	*	$	*

	FY 2017 (Forecasted)		FY 2018 (Forecasted)
EBITDA (Low End of Range)	$	*	$	*
Depreciation and Amortization Expense		*		*
Net Interest Expense		*		*
Income Tax Expense		*		*
Net Income	$	*	$	*

Assumptions and Qualifications
With respect to the Staff's comment regarding the assumptions and qualifications relied upon by management in arriving at the disclosed information, the Company respectfully acknowledges the Staff's comment.
The Company hereby advises the Staff that the Company's management customarily presents five-year projections to the Board annually in order to assist the Board in its evaluation of the Company's long-term business strategy, and the projections upon which the referenced disclosure is based are the same as the projections included in the management's presentation to the Board at a meeting held on January 21-22, 2014.  The Company further advises the Staff that the EBITDA calculations that served as the bases for the EBITDA margin expansion range disclosed in the Definitive Additional Materials were prepared in a manner consistent not only with these strategic planning calculations, but also with the calculations underlying those regularly included in the Company's financial statements, earnings releases and forecasts to investors and securities analysts.1  Because the assumptions underlying the figures disclosed in the Definitive Additional Materials are (i) consistent with the Company's normal practices in

1 For example, in the Company's press release reporting fourth quarter and full year 2013 earnings, furnished with the Company's Current Report on Form 8-K filed with the Commission on February 13, 2014, the Company stated: "Healthways today updated its 2014 financial guidance. The Company's guidance for 2014 revenues is now in a range of $730 million to $760 million, an increase from the preliminary range of $725 million to $760 million that was provided in October 2013. Healthways continues to expect EBITDA margins to expand meaningfully, from 8.2% for 2013 to a range of 10.5% to 11.5% for 2014." (emphasis added).

Securities and Exchange Commission
June 2, 2014

developing models for its long-term business strategy and (ii) the same as the assumptions underlying the figures that the Company customarily communicates to investors and members of the investment community generally, the Company does not believe that any special disclosure regarding such assumptions is necessary in the Additional Definitive Materials. Additionally, because there are numerous assumptions and qualifications relied upon by management in deriving these projections, the Company believes that the disclosure of voluminous amounts of supporting data will be cumbersome and, without lengthy and detailed explanation, potentially confusing or misleading to investors.  Furthermore, the Company believes that selective disclosure of assumptions that management deems "significant" could potentially be misleading to investors.
* * *
The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filing. The Company additionally acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please do not hesitate to contact the undersigned at (615) 614-4389 or the Company's outside counsel at Bass, Berry & Sims PLC, J. Page Davidson at (615) 742-6253 or Scott W. Bell at (615) 742-7942. Thank you in advance for your prompt attention to this matter.
Sincerely,

/s/ Alfred Lumsdaine
Alfred Lumsdaine
Chief Financial Officer

cc:            Tiffany Posil
Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
AD Office 9—Beverages, Apparel and Mining

James Lopez
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
AD Office 9—Beverages, Apparel and Mining

Securities and Exchange Commission
June 2, 2014

Mary S. Flipse
General Counsel
Healthways, Inc.

J. Page Davidson
Scott W. Bell
Bass, Berry & Sims PLC